Jeremiah G. Garvey 412 562 8811 jeremiah.garvey@bipc.com	One Oxford Centre 301 Grant Street, 20th Floor Pittsburgh, PA 15219-1410 T 412 562 8800 F 412 562 1041 www.buchananingersoll.com
August 10, 2007
Via EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attn: Adam Phippen

Re:	Dick’s Sporting Goods, Inc. Form 8-K Filed June 5, 2007 (the “Form 8-K”) File No. 1-31463
Dear Mr. Phippen:
This letter is written on behalf of our client, Dick’s Sporting Goods, Inc. (the “Company”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated June 29, 2007 (the “Comment Letter”). Each of the responses set forth below has been provided by the Company. For ease of reference, each comment contained in the Comment Letter is printed below in bold text and is followed by the Company’s response.
1. We reviewed your response to comment one from our letter dated June 7, 2007. Regarding your accounting policies for construction allowances received prior to a store’s grand opening where you are deemed the owner during the construction period and which qualifies for sale-leaseback accounting upon completion of construction, please explain to us your basis for presenting cash received prior to the grand opening as operating cash inflows and your basis for reclassifying amounts previously reflected in operating cash flows to proceeds from sale-leaseback transactions in investing cash flows. It appears to us that the reduction in the non-cash obligations for construction in progress — leased facilities (or deferred construction allowances) upon a sale-leaseback transaction should be reported as a non-cash investing activity.
The Company’s intent in presenting its cash flows in its amended financial statements was to reflect all monies received by the Company for Construction Allowances from landlords at stores where the Company is considered the owner during the construction

Adam Phippen
August 10, 2007

period and for which sale-leaseback accounting criteria have been met as “Proceeds from sale leaseback transactions” within investing activities. If the Company received cash prior to a store’s grand opening date, these monies were previously shown as a change in “Accounts receivable” within the operating activities section of the Company’s consolidated statements of cash flows. Once construction was completed and if the criteria for sale-leaseback accounting were met, the Company reclassified cash amounts previously received for Construction Allowances prior to the grand opening date and recorded as a change in “Accounts Receivable” within operating activities to “Proceeds from sale leaseback transactions” within the investing activities section of the consolidated statements of cash flows. This reclassification of cash flow presentation had no net impact on the Company’s consolidated statements of cash flows. Any additional monies received subsequent to the grand opening date were reported as cash inflows from investing activities on the “Proceeds from sale leaseback transactions” line item. As a result of this activity, all cash received by the Company for Construction Allowances from landlords at stores where the Company is considered the owner during the construction period and for which sale-leaseback accounting criteria had been met was recorded as “Proceeds from sale leaseback transactions” within investing activities. The Company has conducted further review and has concluded that this non-cash reclassification was not supported by the requirements of FASB 95.
Further consideration and review of the accounting literature related to the treatment of these cash flows has caused the Company to conclude that Construction Allowances from landlords at stores where the Company is considered the owner during the construction period received prior to meeting the criteria for sale-leaseback accounting under FASB 98 would more properly be reflected as a financing cash flow activity as opposed to an operating cash flow activity. The Company believes financing cash flow activity is appropriate since (1) the Company is the owner of the asset during construction and is receiving funding from a third party and (2) the Company would record the lease as a capital lease should sale-leaseback accounting criteria not be met. The Company believes that treating proceeds received from a third party during the construction period that are used to assist in financing construction of the store are consistent with the cash inflows from financing activities described in paragraph 18 and 19 of FASB 95. Such leases would be recorded as a capital lease if sale-leaseback accounting criteria are not achieved once the construction period is completed. The Company believes that these cash receipts should be reported as cash inflows related to financing activities since the lease is capital in nature at the point in time the Construction Allowances are received by the Company. Subsequent cash reimbursements from landlords related to Construction Allowances after the sale-leaseback accounting criteria have been satisfied will be presented as “Proceeds from sale leaseback transactions” as a component of investing activities within the consolidated statements of cash flows. Operating cash flow activity classification for Construction Allowances would only be appropriate for stores where the Company is not considered the owner during the construction period since the Construction Allowances are treated for accounting purposes as an adjustment to rent expense when landlord allowances are provided to a tenant under an operating lease.

Adam Phippen
August 10, 2007

FASB 95 does not identify rent payments on operating leases as investing or financing activities. This treatment is also consistent with the SEC staff’s views summarized in a letter from the Office of the Chief Accountant to the AICPA dated February 7, 2005.
The Company agrees that the reduction in “Non-cash Obligations for Construction in Progress — Leased Facilities” is a non-cash activity. The asset recorded within “Construction in Progress — Leased Facilities” and the liability recorded within “Non-cash Obligations for Construction in Progress — Leased Facilities” that are eliminated at the end of the construction period when the sale and leaseback transaction has been completed are excluded from the consolidated statements of cash flows as their elimination represents non-cash activity at the end of the construction period. The Company also agrees that the reduction in “Deferred Construction Allowances” is a non-cash activity. These costs are amortized over the life of the lease and the amortization of the “Deferred Construction Allowance” is reported as a non-cash add back to reconcile net income to net cash provided by operating activities within “Depreciation and Amortization” in the consolidated statements of cash flows.
In summary, the Company has concluded that Construction Allowances received from landlords at stores where the Company is considered the owner during the construction period prior to meeting the criteria for sale-leaseback accounting under FASB 98 should be reflected as a financing cash flow as opposed to an operating cash flow as it is currently reflected in the Company’s amended financial statements.
The Company does not believe that the correction of the non-cash reclassification between operating and investing cash flow activities or the reporting of cash received for Construction Allowances for stores where the Company is deemed the owner during the construction period prior to the store’s grand opening date (from an operating cash flow to a financing cash flow) is material to the Company or its stockholders. As summarized in the following table, net cash provided by operating activities would decrease by 2% in fiscal 2006, increase by 4% in fiscal 2005 and be unchanged in fiscal 2004; net cash used in investing activities would increase by 13%, 28% and 2% in fiscal 2006, 2005 and 2004, respectively; and net cash provided by financing activities would increase by 25% in fiscal 2006, net cash used in financing activities would decrease by 30% in fiscal 2005 and net cash provided by financing activities would increase by 4% in fiscal 2004 from amounts previously reported if the Company corrected these matters. The Company believes that its investing and financing activities cash flows are impacted more by the seasonality of its business and the timing of new store construction and other capital spending than its operating cash flows. The Company also believes that users of its financial statements place more emphasis on the Company’s operating cash flows as compared to the Company’s investing and financing cash flows when evaluating the results of the Company since operating cash flows are more impacted by day to day activities of the Company as opposed to investing and financing cash flows which may be more reflective of specific transactions or activities (i.e. acquisitions, divestitures, etc.).

Adam Phippen
August 10, 2007

	Fiscal Year Ended 2006
	As			% of
	previously		As	unadjusted
	reported	Reclassification	Reclassified	line
	(in thousands)

Net cash provided by operating activities	$142,568	(2,959)	$139,609	-2.08%
Net cash used in investing activities	$(115,543)	$(14,943)	$(130,486)	12.93%
Net cash provided by financing activities	$72,353	$17,902	$90,255	24.74%

	Fiscal Year Ended 2005
	As			% of
	previously		As	unadjusted
	reported	Reclassification	Reclassified	line
	(in thousands)

Net cash provided by operating activities	$161,427	7,054	$168,481	4.37%
Net cash used in investing activities	$(85,615)	$(24,255)	$(109,870)	28.33%
Net cash used in financing activities	$(58,134)	$17,201	$(40,933)	-29.59%

	Fiscal Year Ended 2004
	As			% of
	previously		As	unadjusted
	reported	Reclassification	Reclassified	line
	(in thousands)

Net cash provided by operating activities	$107,841	—	$107,841	0.00%
Net cash used in investing activities	$(414,772)	$(8,565)	$(423,337)	2.06%
Net cash provided by financing activities	$232,143	$8,565	$240,708	3.69%

In making the determination, the Company has considered the qualitative considerations in Staff Accounting Bulletin No. 99 and the Company does not believe the reclassification on its previously reported cash flows would be of such magnitude that it is probable that the judgment of a reasonable person relying upon the previously issued financial statements report would have been changed or influenced by the correction. Moreover, the correction would not (i) change earnings, (ii) affect earnings expectations of the Company, (iii) change a loss into income (or vice versa), (iv) affect material loan covenant compliance; (v) impact management compensation payments and/or (vi) have the purpose of concealing any illegal activity. The Company also considered materiality for all quarterly periods within fiscal 2006 and 2005 including the relative size of the reclassification on each category of cash flows (operating, investing and financing), the emphasis users of the Company’s financial statements place on operating cash flows as

Adam Phippen
August 10, 2007

compared to other categories of cash flows and the relative materiality the correction would have on previously reported cash flows (as described above), and the impact of seasonality of the Company’s earnings and the timing of its capital spending would have on previously reported quarterly cash flows. In light of the materiality considerations described above, the Company believes the reclassification would not be material to previously issued financial statements.
The Company respectfully suggests that given the immaterial nature of these reclassifications it would prospectively change its cash flow presentation to adopt the accounting treatment previously described and to correct prior period statements of cash flows for these immaterial matters the next time the Company files the prior period statements of cash flows. The Company would not apply the change by amending any previous filings. In future filings, the Company will describe the immaterial misstatement of prior period statements of cash flows and disclose the quantitative effect of the immaterial misstatement on operating, investing and financing cash flows in its financial statement footnotes. The Company believes that this treatment is proper and is consistent with the positions set forth in Staff Accounting Bulletin No. 108 and the requirements of Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections.
Regarding the effect of the restatement on previously filed financial statements, please explain to us in further detail why the correction to properly eliminate the non-cash activity for construction allowances which affected changes in accounts receivable and deferred construction allowances in operating activities also had an effect on capital expenditures in investing activities.
The Company determined that in some instances, the non-cash activity associated with construction activities as described below in the following journal entries was not properly excluded in preparation of the cash flow statement.
Accounting Policy for Construction Allowances — Stores Where the Company is not Deemed the Owner During the Construction Period:
In addition to capital expenditures that are recorded by the Company based upon services paid during the period or billed by vendors during the period, the Company also conducts a review of each store that is under construction to determine if services have been rendered but not yet billed to the Company at the end of each accounting period. The Company records accruals at the end of each accounting period to reflect the appropriate status of each store’s construction as follows:
Debit                 “Property and Equipment, Net”
             Credit                  “Accrued Expenses”

Adam Phippen
August 10, 2007

The Company reviews each store lease to determine if any of the aforementioned accrued amounts are subject to a Construction Allowance. If any of the accrued amounts are subject to reimbursement by the landlord, the Company records the following:
Debit                  “Accounts Receivable, Net”
             Credit                  Deferred Construction Allowance which is included within “Deferred Revenue and Other Liabilities”
The proper elimination of these non-cash activities for additions to fixed assets that had not yet been paid would affect the previously disclosed cash flows that had inappropriately included the non-cash activity.
Also, it appears that your description of the non-mathematical errors in your response differs from the description contained in Form 8-K. As requested in our initial comment, please consider amending the filing to provide a more detailed description of the facts underlying the classification errors and your conclusion that previously issued financial statements should not be relied upon. Refer to Item 4.02(a)(2) of Form 8-K.
As discussed with the Staff, the mathematical error referenced in the Form 8-K led to the Company’s conclusion that an Item 4.02 non-reliance current report was proper. Therefore, at the time of filing the Form 8-K, the Company based its conclusion regarding non-reliance and its description of the facts underlying that conclusion on the existence of the mathematical error. Moreover, as a factual matter, the improper treatment of the non-cash activity was not the basis for the conclusion that an Item 4.02 non-reliance current report should be filed.
As noted in the June 21, 2007 letter to the Staff, and as a matter of completeness and in an effort to respond to the Staff’s June 7, 2007 letter, the Company provided additional elaboration, in addition to the mathematical error which prompted the Item 4.02 8-K disclosure, with respect to the Company’s determination that in certain limited instances it did not properly eliminate the non-cash activity for the Construction Allowances which affected the changes in “Accounts receivable” and “Deferred construction allowance” in the operating activities section and “Capital expenditures” in the investing activities section of the consolidated statements of cash flows. Separate and apart from the mathematical error, the Company determined that in connection with correcting the mathematical error, it should also make any adjustments (even if immaterial) to any improper treatment of non-cash activity related to “Construction Allowances.” The determination of improper treatment discussed by the Company in its June 21st response is the same error that the Company referred to in its Form 8-K when the Company stated “In addition, the Company determined that the classification of certain tenant allowances within the Statements of Cash Flow for fiscal 2006 and 2005 should have been reported as changes in deferred construction allowances to represent monies received by the Company as tenant allowances from landlords at stores where the Company is not

Adam Phippen
August 10, 2007

considered the owner during the construction period.” In the June 21st response, the Company attempted to provide additional context and detail regarding the improper treatment of certain tenant allowances first referenced in the Company’s Form 8-K.
The Company believes that the improper treatment of non-cash activity by itself was immaterial to the Company. In making the determination, the Company has considered the qualitative considerations in Staff Accounting Bulletin No. 99 and the Company does not believe the magnitude of the improper treatment of non-cash activity was such that it was probable that the judgment of a reasonable person relying upon the previously issued financial statements report would have been changed or influenced by the correction of the item. Accordingly, the Company respectfully asserts that it has complied with Item 4.02(a)(2) of Form 8-K and as such, no amendment to the previously filed current report is necessary.
In support of its conclusion, the Company asserts that the improper treatment of non-cash activity was both qualitatively and quantitatively immaterial. The improper treatment of non-cash activity totaled $5.9 million of the $53.6 million restatement amount between investing and operating cash flows in fiscal 2006. The $5.9 million represents approximately 3% of previously reported cash flows provided by operating activities totaling $196.2 million and 3.5% of previously reported cash flows used in investing activities totaling $169.2 million. Moreover, the adjustment to correct improper treatment did not (i) change earnings, (ii) affect earnings expectations of the Company, (iii) change a loss into income (or vice versa), (iv) affect material loan covenant compliance; (v) impact management compensation payments and/or (vi) have the purpose of concealing activity. The above factors represent some of the qualitative considerations included in Staff Accounting Bulletin No. 99 that the Company considered. Based on the above factors and others considered by the Company, the Company believes that if the improper treatment of non-cash activity was the only item that it was aware of for the periods covered by the Form 8-K, then the Company would have concluded that the significance of that improper treatment was by itself not material and would not have warranted a restatement of previously issued financial statements or the issuance of an Item 4.02 non-reliance current report.
2.	In future periodic filings please consider identifying and describing your accounting policies in regard to your sale-leaseback transactions, EITF 97-10 and your related cash flow presentation. Refer to paragraph 12 of APB 22. To the extent material, please also consider providing the disclosures required by paragraphs 17 and 18 of SFAS 98.
The Company confirms that in future filings it will provide a disclosure similar to the following regarding its accounting policy for sale-leaseback transactions, EITF 97-10 and the related cash flow presentation:

Adam Phippen
August 10, 2007

Construction Allowances — The Company conducts a substantial portion of its business in leased properties. The Company may receive reimbursement from a landlord for some of the cost of the structure, subject to satisfactory fulfillment of applicable lease provisions. These reimbursements may be referred to as tenant allowances, construction allowances, or landlord reimbursements (“construction allowances”).
The Company’s accounting for construction allowances differs if a store lease is accounted for under the provisions of EITF 97-10, “The Effect of Lessee Involvement in Asset Construction”. Some of the Company’s leases have a cap on the construction allowance which places the Company at risk for cost overruns and causes the Company to be deemed the owner during the construction period. In cases where the Company is deemed to be the owner during the construction period, a sale and leaseback of the asset occurs when construction of the asset is complete and the lease term begins, if relevant sale-leaseback accounting criteria are met. Any gain or loss from the transaction is deferred and amortized as rent expense on a straight-line basis over the base term of the lease. The Company reports the amount of cash received for the construction allowance as “Construction Allowance Receipts” within the financing activities section of its consolidated statements of cash flows when such allowances are received prior to the store’s grand opening date. The Company reports the amount of cash received from construction allowances as “Proceeds from sale leaseback transactions” within the investing activities section of its consolidated statements of cash flows when such amounts are received after a store’s grand opening date and the sale-leaseback accounting criteria have been achieved.
In instances where the Company is not deemed to be the owner during the construction period, reimbursement from a landlord for tenant improvements is classified as an incentive and included in deferred revenue and other liabilities on the consolidated balance sheets. The deferred rent credit is amortized as rent expense on a straight-line basis over the base term of the lease. Landlord reimbursements from these transactions are included in cash flows from operating activities as a change in “Deferred construction allowances”.
If you wish to discuss this letter at any time or need any additional information, please do not hesitate to contact myself or Timothy E. Kullman, SVP- Chief Financial Officer of the Company at (724) 273-3229.
Sincerely,
/s/ Jeremiah G. Garvey
Jeremiah G. Garvey